Cicero Inc.
1433 State Highway 34, Building C
Farmingdale, New Jersey 07727

August 9, 2007

Via Fax and Edgar
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549
Attention: Rebekah Toton, Esq.

Re:           Cicero Inc.
SEC File No: 333-142238

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1, File  No. 333-142238, of Cicero Inc. (“Company”), the undersigned hereby requests acceleration of the effective date of said Registration Statement to 9:00 A.M. on August 10, 2007, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1)           if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CICERO INC.

By: /S/ John Broderick
      John Broderick,
      Chief Financial Officer
391005.1